                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AmerAlia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    023559-26
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mark Jackson, Director
            Sentient Executive GP I, on behalf of the General Partner
                   Of Sentient Global Resources Fund I, L.P.,
                  c/o Sentient Asset Management Canada Limited
                     1010 Sherbrooke Street West, Suite 1512
                         Montreal, Quebec H3A 2R7Canada
                                  514-223-2578
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 2, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 Pages

SCHEDULE 13D

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Sentient Global Resources Fund I, L.P.

2.    Check appropriate box if a Member of a Group

            (a)   [X]
            (b)   [ ]

3.    SEC Use Only

4.    Source of Funds (See Instructions)

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

Cayman Islands.

Number of                   7.  Sole Voting Power                  33,541,176*
Shares Beneficially         8.  Shared Voting Power                         0
Owned by Each               9.  Sole Dispositive Power             33,541,176*
Reporting Person with       10. Shared Dispositive Power                    0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 33,541,176*.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.   Percent of Class Represented by Amounts in Row (11) 69.15%*

14.   Type of Reporting Person (See Instructions): PN.

-----------
* Sentient Global Resources Fund I, L.P. does not own any shares of the Issuer. It has the right to acquire shares pursuant to an exercise of a warrant. After October 31, 2004, it will have an additional right to acquire shares pursuant to an exchange right. The number of shares that are subject to the exchange right depend on a number of factors described in Item 5 below. The number shown is an estimate based on the closing price as of September 1, 2004 and the assumptions described in Item 5 below. The number shown is the aggregate of shares deemed to be beneficially owned by (i) Sentient Global Resources Trust No. 1 (6,039,611 shares, 12.45%) and (ii) Sentient Global Resources Fund I, L.P. (27,501,564 shares, 56.70%). Each of these entities disclaims beneficial ownership of the shares owned by the other.

                                                               Page 3 of 8 Pages

SCHEDULE 13D

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Sentient Global Resources Trust No. 1

2.    Check appropriate box if a Member of a Group

            a.    [X]
            b.    [ ]

3.    SEC Use Only.

4.    Source of Funds (See Instructions)

                  WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

Australia

  Number of                 7.  Sole Voting Power                  33,541,176*
  Shares Beneficially       8.  Shared Voting Power                         0
  Owned by Each             9.  Sole Dispositive Power             33,541,176*
  Reporting Person with     10. Shared Dispositive Power                    0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person : 33,541,176*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.   Percent of Class Represented by Amounts in Row (11) 69.15%*

14.   Type of Reporting Person (See Instructions): OO

-----------
* Sentient Global Resources Trust No. 1 does not own any shares of the Issuer. It has the right to acquire shares pursuant to an exercise of a warrant. After October 31, 2004, it will have an additional right to acquire shares pursuant to an exchange right. The number of shares that are subject to the exchange right depend on a number of factors described in Item 5 below. The number shown is an estimate based on the closing price as of September 1, 2004 and the assumptions described in Item 5 below. The number shown is the aggregate of shares deemed to be beneficially owned by (i) Sentient Global Resources Fund I, L.P. (27,501,564 shares, 56.70%), and (ii) Sentient Global Resources Trust No. 1 (6,039,611 shares, 12.45%). Each of these entities disclaims beneficial ownership of the shares owned by the other.

                                                               Page 4 of 8 Pages

ITEM 1. SECURITY AND ISSUER

      This filing relates to the common stock (the "Common Stock") of AmerAlia, Inc. ("Issuer"). The address of the Issuer's principal office is 20971 East Smoky Hill Rd., Centennial, Colorado 80015.

ITEM 2. IDENTITY AND BACKGROUND

      Sentient Global Resources Fund I, L.P. (the "Fund"), is a Cayman Islands exempted limited partnership. Sentient Executive GP I, Limited, a company incorporated in the Cayman Islands is the general partner of Sentient GP I, L.P., a Cayman Islands exempted limited partnership, which is the General Partner of the Fund. The Directors of Sentient Executive GP I, Limited are:
David Lloyd, Willy Lim, Mark Jackson, Peter Cassidy, Ian Hume and Paul Carmel. The Fund's address is: Third Floor, Harbour Centre, P.O. Box 10795 APO, George Town, Grand Cayman, Cayman Islands. The Fund's principal business is the making of investments. Unless noted, the following information in this paragraph is also true about the directors as well as the general partner of the Fund and its general partner. During the past 5 years, such person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Sentient Global Resources Trust No. 1 (the "Trust"), an Australian unit trust. The Trustee of the Trust is Sentient (Aust) Pty. Limited. The Directors of Sentient (Aust) Pty Limited are: Phil Green, Peter Cassidy and Ian Hume. The Trust's address is Level 9, 20 Loftus Street, Sydney, Australia NSW 2000. The Trust's principal business is the making of investments. Unless noted, the following information in this paragraph is also true about the Trust and its Trustee and the Directors of the Trustee. During the past 5 years, such person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Neither the Fund nor the Trust own any shares of the Issuer. The Trust and the Fund made loans to the Issuer. These loans are evidenced, in part, by the secured debentures that are attached as Exhibits C-F, which are incorporated herein by this reference. Both the Fund and the Trust have the right to acquire shares of the Issuer upon exercise of an exchange right (contained in Section 3.15(b) of the Securityholder Agreement that is attached hereto as Exhibit A and incorporated herein by reference). In addition, the Trust and the Fund have warrants to purchase shares of the Issuer (attached hereto as Exhibits H & I attached hereto and incorporated herein by reference). The funds used to make the loans evidenced by the debentures were, and any funds to be used to exercise any of the warrants will be, internal funds of the Trust and the Fund, respectively, available for investment.

ITEM 4. PURPOSE OF TRANSACTION

      The purpose or purposes under which the Trust and the Fund acquired the foregoing exchange rights and warrants was to make loans to a subsidiary of the Issuer. In connection with the loans, the Fund and the Trust received the exchange rights and warrants. Neither the Trust nor the Fund has any plans or proposals which relates to or would result in: (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board or directors or management of the Issuer, including plans or

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                                                               Page 5 of 8 Pages

proposals to change the number of term of directors or to fill any existing vacancies on the board, although Mark Jackson and Peter Cassidy will be directors of the Issuer's subsidiary Natural Soda Holdings, Inc. and its subsidiary Natural Soda, Inc.; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure; (g) Changes to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Neither the Trust nor the Fund owns any shares of the Issuer, they only have the right to acquire such shares upon exercise of an exchange right or upon exercise of warrants. These rights were acquired March 19, 2004 and no additional rights have been acquired during the past 60 days. The following list indicates the number of shares that the Trust and the Fund could acquire upon the exercise of these rights:

                                           Number of              Number of        Total
                 Name                   Exchange Shares        Warrant Shares      Shares      Percentage
--------------------------------------  ---------------        --------------   -----------    ----------
Sentient Global Resources Fund I, L.P.    27,009,607               491,957       27,501,564      56.70%
Sentient Global Resources Trust No         5,931,568               108,043        6,039,611      12.45%
                                          ----------               -------       ----------      -----
                                          32,941,176               600,000       33,541,176      69.15%

The Trust or the Fund, respectively, will have the sole right to vote or to direct the vote and the sole right to dispose of or direct the disposition of the shares that such entity has the right to acquire. There is no shared voting or disposition rights. The exact number of shares of Common Stock that may be acquired by the Trust and the Fund pursuant to the exchange rights depends on several factors, none of which can be determined until the exchange right has been exercised: (i) the amount of unpaid principal and interest on Series B1 and B2 debentures (including whether Contingent Interest is payable thereon), (ii) if the Series B2 Debentures have been converted into shares of Common Stock of Natural Soda, Inc. (a subsidiary of Natural Soda Holdings, Inc. which is a subsidiary of Issuer), and if so, the value of the shares owned by the Trust and the Fund (which itself is determined by the Adjusted EBITDA of Natural Soda, Inc.), and (iii) the Exchange Price (which is 85% of the average between the bid and the asked prices of the Common Stock of the Issuer during the 30 calendar days prior to exercise of the exchange rights) and the other terms and conditions of the exchange rights, conversion rights and warrant purchase rights. The numbers shown are an estimate assuming that (i) No interest (including Contingent Interest) is owed on the Series B1 Debentures and the Series B2 Debentures at the time the rights are exercised, (ii) none of the Series B2 Debentures has been converted into shares of Common Stock of Natural Soda, Inc., and (iii) using the closing price of $.75 on September 1, 2004, instead of the average between the bid and the asked price of the shares of common stock of AmerAlia for the 30 days prior to the date of exchange to determine the Exchange Price.

(b) It is likely that the Trust and the Fund, although separate entities, will act as a group with respect to the Common Stock of the Issuer, although each disclaims the beneficial ownership of any shares owned by the other.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      It is likely that the Trust and the Fund, although separate entities, will act as a group with respect to the Common Stock of the Issuer, although each disclaims the beneficial ownership of any shares owned by the other. The Trust and the Fund are third party beneficiaries of a Shareholder Voting Agreement by and among shareholders of the Issuer that are not affiliated with the Trust or the Fund. The parties to the Shareholder Voting Agreement are Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and the Directors of the Issuer that also owned shares of Common Stock (Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley) whereby the Mars Trust has agreed to abstain from voting its shares of Common Stock or, if asked by the Trust or the Fund, the Mars Trust will vote its shares in the same proportion as the other shareholder vote on the matter. The voting agreement is attached as Exhibit J.

                                                               Page 6 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      (A) Securityholder Agreement, dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient
            (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (B) Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (C) Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P.

      (D) Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (E) Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P.

      (F) Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (G) Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (H) Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P.

      (I) Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (J) Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and Robert C.J. van Mourik, Bill
            H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley.

      (K)   Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of
            Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

                                                               Page 7 of 8 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENTIENT EXECUTIVE GP I, LIMITED,                     SENTIENT (AUST) PTY. LIMITED,
ON BEHALF OF THE GENERAL PARTNER OF SENTIENT          AS TRUSTEE OF SENTIENT GLOBAL RESOURCES
GLOBAL RESOURCES FUND I, L.P.                         TRUST NO. 1

By: /s/ Mark A. Jackson                       By: /s/ Peter Cassidy
   -----------------------------------           -------------------------------
       Mark A. Jackson, Director                     Peter Cassidy, Director
Date:         9/13/2004                       Date:         9/13/2004
     ---------------------------------             -----------------------------

                                                               Page 8 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      (A) Securityholder Agreement, dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient
            (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (B) Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (C) Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P.

      (D) Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (E) Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P.

      (F) Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (G) Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (H) Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P.

      (I) Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.

      (J) Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and Robert C.J. van Mourik, Bill
            H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley.

      (K)   Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of
            Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1.